SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Reis, Inc.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title Class of Securities)

75936P 105

(CUSIP Number)

Jonathan Garfield

c/o Reis, Inc.

1185 Avenue of the Americas

New York, NY 10036

(212) 921-1122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75936P 105	13D	Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jonathan Garfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (see Instructions) IN

This statement constitutes Amendment No.9 (“Amendment No.9”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Jonathan Garfield (the “Reporting Person”) in connection with the ownership of Common Stock, par value $0.02 per share (the “Common Stock”), of Reis, Inc., a Maryland corporation (the “Company”), with its principal executive offices at 1185 Avenue of the Americas, New York, NY 10036, as such Schedule 13D has previously been amended and supplemented (the “Schedule 13D”).

This Amendment No. 9 is being filed to report that as of October 13, 2018, the Reporting Person sold their entire interest in the Company and as such ceased to be the beneficial owner of more than five percent of the Common Stock of the Company. In accordance with Act Rule 13d-2, this Amendment No.9 amends and supplements only information that has materially changed since the September 7, 2018 filing by the Reporting Person of Amendment No.8 to the Schedule 13D. Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms herein shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Pursuant to the Tender and Support Agreement, (i) the Reporting Person tendered 925,264 shares of Common Stock and upon acceptance for purchase and payment by Merger Sub on October 13, 2018, sold such shares to Merger Sub and (ii) the Jonathan Garfield Family Trust (the “Family Trust”), of which the Reporting Person’s wife, Ms. Celia J. Hartmann is trustee, tendered 36,093 shares of Common Stock and upon acceptance for purchase and payment by Merger Sub on October 13, 2018, sold such shares to Merger Sub. Following the consummation of these dispositions, the Reporting Person no longer holds any equity interest in the Company. Except as described herein, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) As of the date of this filing, the aggregate number and percentage of shares of Common Stock reported to be beneficially owned by the Reporting Person is 0 Shares, constituting 0.00% of the outstanding Shares.

(b) As of the date of this filing (i) the Reporting Person owns 0 shares of Common Stock of the Company and does not have voting or dispositive powers, and (ii) the Family Trust owns 0 shares of Common Stock of the Company and does not have voting or dispositive powers.

(c) Except as described herein, the Reporting Person has not effected any transactions in the Common Stock of the Company since the September 7, 2018 filing of Amendment No.8 to the Schedule 13D.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Company as of October 15, 2018.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

/s/ Jonathan Garfield
Dated: October 15, 2018	Jonathan Garfield